UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated November 12, 2012 entitled “Grupo Financiero Santander México announces private placement of U.S.$1,000,000,000 4.125% Senior Notes due 2022 by Banco Santander (México)”

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES PRIVATE PLACEMENT OF U.S.$1,000,000,000 4.125% SENIOR NOTES DUE 2022 BY BANCO SANTANDER (MÉXICO)

Mexico City, Mexico, November 12, 2012 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander Mexico”) announced today that its principal subsidiary, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México”), issued U.S.$1,000,000,000 aggregate principal amount of 4.125% Senior Notes due 2022 (“Senior Notes”) on November 9, 2012.

The Senior Notes were offered in a private placement to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. The Senior Notes are denominated in U.S. dollars and will bear interest from November 9, 2012, to the maturity date (November 9, 2022) at a fixed rate per annum equal to 4.125%, payable semi-annually in arrears on May 9 and November 9 of each year, commencing on May 9, 2013. The principal aggregate amount will be paid at maturity, unless the Senior Notes have been redeemed prior to the maturity date.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Senior Notes have not been registered under the Securities Act, or any applicable state securities laws. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V., one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory, and other related investment activities. Santander Mexico offers a financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2012, Santander Mexico had total assets of Ps.771.4 billion under Mexican Banking GAAP and more than 9.7 million customers. Headquartered in Mexico City, Santander Mexico operates 1,123 branches located throughout Mexico and has a total of 12,766 employees.

Investor Relations Contact

Ana Luisa González
+ 52 (55) 5269 2845
investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date:  November 12, 2012